EXHIBIT 11

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share information; unaudited)

	Third quarter ended December 31		Nine months ended December 31
	2003	2002	2003	2002
BASIC EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$6,446	$11,974	$29,597	$35,139
Loss from discontinued operations	(2,815)	(1,337)	(33,663)	(4,636)

Net income (loss) applicable to common stock	$3,631	$10,637	$(4,066)	$30,503

Basic average shares outstanding	13,631,181	13,489,202	13,595,181	13,447,370

From continuing operations	$0.47	$0.89	$2.18	$2.61
Discontinued operations	(0.20)	(0.10)	(2.47)	(0.34)

Net income (loss)	$0.27	$0.79	$(0.29)	$2.27

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$6,446	$11,974	$29,597	$35,139
Add – after-tax interest expense on 7 ¼% convertible subordinated debentures	539	539	1,617	1,642

Adjusted income from continuing operations	6,985	12,513	31,214	36,781
Loss from discontinued operations	(2,815)	(1,337)	(33,663)	(4,636)

Net income (loss) applicable to common stock	$4,170	$11,176	$(2,449)	$32,145

Basic average shares outstanding	13,631,181	13,489,202	13,595,181	13,447,370
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	1,533,390	1,533,390	1,533,390	1,556,966
Stock options exercisable	81,480	65,645	59,681	75,059

Diluted average shares outstanding	15,246,051	15,088,237	15,188,252	15,079,395

From continuing operations	$0.46	$0.83	$2.05	$2.44
Discontinued operations	(0.19)	(0.09)	(2.21)	(0.31)

Net income (loss)	$0.27	$0.74	$(0.16)	$2.13

Note: For the quarter ended December 31, 2003 the incremental shares from assumed conversion of convertible subordinated debentures are not included in computing the diluted per share amount because the calculation includes adjustments which are antidilutive.